Dreyfus Premier Growth and Income Fund

SEMIANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Growth and Income Fund, covering the six-month period from October 1, 2005, through March 31, 2006.

After posting relatively mild gains during much of 2005, U.S. stocks began to show signs of renewed vigor in the first quarter of 2006. As they have for some time, smaller-cap stocks rose more sharply than large-cap shares in this current market environment in which investors have responded positively to reports of continued economic growth and robust business fundamentals in most industry groups. In fact, it recently was announced that, over the final three months of last year, pretax corporate profits rose at the fastest pace since 1992.

While our chief economist, Richard Hoey, currently expects U.S. economic growth to continue, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some types of companies and industries more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the six-month period ended March 31, 2006, the fund produced total returns of 5.45% for Class A shares, 4.98% for Class B shares, 4.95% for Class C shares, 5.25% for Class R shares and 5.33% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 6.38% for the same period.[2]

While continued global economic growth and low inflation proved to be beneficial for the stock market overall, value-oriented stocks tended to outperform their more growth-oriented counterparts during the reporting period. In addition, smaller, more volatile issues generally produced higher returns than the market's largest companies. Because the fund emphasized large-cap, growth-oriented stocks, its returns lagged that of the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the fund invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard and Poor's 500 Composite Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 Index as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

Market conditions during the reporting period particularly favored financial and industrial stocks. Investors in the financials sector apparently were encouraged by the renewed vigor of the capital markets, including greater mergers-and-acquisitions activity and strong credit fundamentals in loan markets. Industrial stocks benefited from continuing economic growth in the United States and the rapidly developing markets of Brazil, Russia, India and China.

It is not surprising, therefore, that the fund produced its greatest gains in the financial and industrial sectors, which contained eight of the fund's ten greatest individual contributors to performance. The fund's financial stocks outperformed the benchmark's financial component due to good individual stock selections, including diversified financial services provider JPMorgan Chase & Co., asset manager Affiliated Managers Group, brokerage giant Merrill Lynch & Co. and commercial bank Wachovia. The fund's performance also benefited from its overweighted exposure and successful stock selections in the industrials sector, such as railroad Burlington Northern Santa Fe, conglomerate Danaher and electrical products and service provider Emerson Electric. Other sectors generating notably strong returns included the basic materials and energy areas.

On the other hand, some of the fund's more significant disappointments for the reporting period occurred in the health care and technology areas. The fund's health care positions emphasized biotechnology stocks, such as Genzyme, and medical device stocks, such as Alcon. However, the market favored medical services and large-cap pharmaceutical companies, industries to which the fund allocated relatively few assets. In the technology sector, disappointing performance from several holdings, such as computer maker Dell and programmable chip developer Altera, which was sold before the end of the reporting period, undermined returns, as did the timing of the fund's trades in stocks such as electronics manufacturer Apple Computer and microchip companies Advanced Micro Devices and Texas Instruments.

What is the fund's current strategy?

As of the end of the reporting period, we have maintained relatively heavy exposure to the energy sector in light of high fuel costs and robust industrial demand for a limited supply of oil and gas. The fund also has held a mildly overweighted position among industrial companies, which we believe are poised to benefit from continuing global economic growth. By contrast, the fund has reduced its exposure to utilities and technology stocks, and it has continued to hold relatively light positions in the consumer discretionary and telecommunications services sectors.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.20	$ 12.67	$ 12.88	$ 9.57	$ 9.11
Ending value (after expenses)	$1,054.50	$1,049.80	$1,049.50	$1,052.50	$1,053.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.05	$ 12.44	$ 12.64	$ 9.40	$ 8.95
Ending value (after expenses)	$1,016.95	$1,012.57	$1,012.37	$1,015.61	$1,016.06

† *Expenses are equal to the fund's annualized expense ratio of 1.60% for Class A, 2.48% for Class B, 2.52% for Class C, 1.87% for Class R and 1.78% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006 (Unaudited)

Common Stocks—98.9%	Shares	Value ($)
Basic Industries—4.1%		
3M	6,800	514,692
Air Products & Chemicals	5,800	389,702
E I Du Pont de Nemours & Co.	11,000	464,310
		1,368,704
Beverages & Tobacco—2.6%		
Altria Group	12,100	**857,406**
Capital Goods—10.3%		
Corning	10,300 [a]	277,173
Danaher	11,100	705,405
Emerson Electric	6,900	577,047
General Electric	40,900	1,422,502
Textron	4,700	438,933
		3,421,060
Consumer Non-Durables—4.8%		
Cadbury Schweppes, ADR	4,000	160,000
McDonald's	10,500	360,780
PepsiCo	9,300	537,447
Procter & Gamble	9,500	547,390
		1,605,617
Consumer Services—9.6%		
Advance Auto Parts	11,950	497,598
CVS	21,000	627,270
Hilton Hotels	21,900	557,574
Home Depot	11,900	503,370
News, Cl. A	22,400	372,064
Target	11,800	613,718
		3,171,594
Energy—12.1%		
Anadarko Petroleum	3,900	393,939
Chesapeake Energy	9,100	285,831
Chevron	6,300	365,211
ConocoPhillips	5,600	353,640
Exxon Mobil	24,100	1,466,726
Grant Prideco	9,200 [a]	394,128
Transocean	4,800 [a]	385,440
Weatherford International	8,200 [a]	375,150
		4,020,065

Common Stocks (continued)	Shares		Value ($)
Financial Services—20.1%			
Affiliated Managers Group	5,000	a	533,050
Axis Capital Holdings	21,600		645,840
Bank of America	25,700		1,170,378
Capital One Financial	8,500		684,420
Countrywide Financial	20,700		759,690
JPMorgan Chase & Co.	26,400		1,099,296
Merrill Lynch & Co.	11,500		905,740
Wachovia	15,400		863,170
			6,661,584
Health Care—13.2%			
Abbott Laboratories	12,300		522,381
Alcon	4,500		469,170
Amgen	4,500	a	327,375
Caremark Rx	4,700	a	231,146
Fisher Scientific International	3,000	a	204,150
Genzyme	5,400	a	362,988
Medtronic	9,200		466,900
Novartis, ADR	9,600		532,224
WellPoint	7,200	a	557,496
Wyeth	14,100		684,132
			4,357,962
Technology—15.8%			
Adobe Systems	5,700		199,044
Advanced Micro Devices	6,100	a	202,276
Apple Computer	2,400	a	150,528
Broadcom, Cl. A	4,800	a	207,168
Cisco Systems	24,900	a	539,583
Citrix Systems	7,100	a	269,090
Electronic Arts	7,300	a	399,456
EMC/Massachusetts	12,100	a	164,923
Google, Cl. A	388	a	151,320
Intel	13,300		257,355
International Business Machines	5,700		470,079
Microchip Technology	10,900		395,670
Microsoft	37,200		1,012,212
Motorola	7,400		169,534
Qualcomm	9,300		470,673

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Yahoo!	5,500 a	177,430
		5,236,341
Transportation—1.7%		
Burlington Northern Santa Fe	6,900	**574,977**
Utilities—4.6%		
AT & T	17,300	467,792
PG & E	4,600	178,940
Sempra Energy	6,200	288,052
Southern	8,900	291,653
Verizon Communications	8,900	303,134
		1,529,571
Total Common Stocks		
(cost $28,783,694)		**32,804,881**

Other Investment—.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $200,000)	200,000 b	**200,000**
Total Investments (cost $28,983,694)	**99.5%**	**33,004,881**
Cash and Receivables (Net)	**.5%**	**150,764**
Net Assets	**100.0%**	**33,155,645**

ADR—American Depository Receipts.
a *Non-income producing security.*
b *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	20.1	Utilities	4.6
Technology	15.8	Basic Industries	4.1
Health Care	13.2	Beverages & Tobacco	2.6
Energy	12.1	Transportation	1.7
Capital Goods	10.3	Money Market Investment	.6
Consumer Services	9.6		
Consumer Non-Durables	4.8		**99.5**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	28,783,694	32,804,881
Affiliated issuers	200,000	200,000
Receivable for investment securities sold		1,018,299
Dividends and interest receivable		44,361
Receivable for shares of Common Stock subscribed		2,432
Prepaid expenses		31,885
		34,101,858
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		43,761
Payable for investment securities purchased		809,558
Cash overdraft due to Custodian		28,264
Payable for shares of Common Stock redeemed		26,272
Accrued expenses		38,358
		946,213
Net Assets ($)		**33,155,645**
Composition of Net Assets ($):		
Paid-in capital		30,644,759
Accumulated undistributed investment income—net		35,364
Accumulated net realized gain (loss) on investments		(1,545,665)
Accumulated net unrealized appreciation (depreciation) on investments		4,021,187
Net Assets ($)		**33,155,645**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	25,950,828	4,948,155	1,919,122	11,108	326,432
Shares Outstanding	1,369,483	279,472	107,785	592.650	18,105
Net Asset Value Per Share ($)	**18.95**	**17.71**	**17.81**	**18.74**	**18.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $2,466 foreign taxes witheld at source):	
Unaffiliated issuers	350,340
Affiliated issuers	8,857
Income from securities lending	627
Total Income	**359,824**
Expenses:	
Management fee–Note 3(a)	127,435
Shareholder servicing costs–Note 3(c)	73,536
Professional fees	28,195
Distribution fees–Note 3(b)	27,400
Registration fees	23,978
Prospectus and shareholders' reports	10,735
Custodian fees–Note 3(c)	5,087
Directors' fees and expenses–Note 3(d)	1,567
Loan commitment fees–Note 2	96
Miscellaneous	6,735
Total Expenses	**304,764**
Less–reduction in custody fees	
due to earnings credits–Note 1(c)	(233)
Net Expenses	**304,531**
Investment Income–Net	**55,293**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,506,698
Net unrealized appreciation (depreciation) on investments	200,247
Net Realized and Unrealized Gain (Loss) on Investments	**1,706,945**
Net Increase in Net Assets Resulting from Operations	**1,762,238**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Operations ($):		
Investment income–net	55,293	205,254
Net realized gain (loss) on investments	1,506,698	4,573,332
Net unrealized appreciation (depreciation) on investments	200,247	(1,103,749)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,762,238**	**3,674,837**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(176,684)	(36,169)
Class B shares	–	(11,159)
Class C shares	–	(2,656)
Class R shares	(44)	–
Class T shares	(1,680)	–
Total Dividends	**(178,408)**	**(49,984)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,144,275	2,081,324
Class B shares	195,940	401,072
Class C shares	72,299	318,715
Class R shares	3,375	6,083
Class T shares	18,569	204,808
Dividends reinvested:		
Class A shares	157,860	32,675
Class B shares	–	8,748
Class C shares	–	2,131
Class R shares	43	–
Class T shares	1,680	–
Cost of shares redeemed:		
Class A shares	(3,705,154)	(8,711,596)
Class B shares	(1,061,862)	(3,094,800)
Class C shares	(252,960)	(768,472)
Class R shares	(243)	(5)
Class T shares	(14,113)	(119,069)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(3,440,291)**	**(9,638,386)**
Total Increase (Decrease) in Net Assets	**(1,856,461)**	**(6,013,533)**
Net Assets ($)		
Beginning of Period	35,012,106	41,025,639
End of Period	**33,155,645**	**35,012,106**
Undistributed investment income–net	35,364	158,479

See notes to financial statements.

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Capital Share Transactions:		
Class A [a]		
Shares sold	61,714	118,806
Shares issued for dividends reinvested	8,490	1,830
Shares redeemed	(200,999)	(495,437)
Net Increase (Decrease) in Shares Outstanding	**(130,795)**	**(374,801)**
Class B [a]		
Shares sold	11,260	24,413
Shares issued for dividends reinvested	–	523
Shares redeemed	(61,406)	(188,181)
Net Increase (Decrease) in Shares Outstanding	**(50,146)**	**(163,245)**
Class C		
Shares sold	4,192	19,395
Shares issued for dividends reinvested	–	127
Shares redeemed	(14,433)	(46,597)
Net Increase (Decrease) in Shares Outstanding	**(10,241)**	**(27,075)**
Class R		
Shares sold	184	348
Shares issued for dividends reinvested	3	–
Shares redeemed	(13)	(1)
Net Increase (Decrease) in Shares Outstanding	**174**	**347**
Class T		
Shares sold	1,053	12,450
Shares issued for dividends reinvested	95	–
Shares redeemed	(812)	(7,124)
Net Increase (Decrease) in Shares Outstanding	**336**	**5,326**

[a] *During the period ended March 31, 2006, 29,957 Class B shares representing $519,696 were automatically converted to 27,987 Class A shares and during the period ended September 30, 2005, 66,470 Class B shares representing $1,090,320 were automatically converted to 62,286 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	18.09	16.49	15.05	12.44	16.34	21.59
Investment Operations:						
Investment income (loss)−net[a]	.05	.13	.02	.01	(.02)	(.01)
Net realized and unrealized gain (loss) on investments	.93	1.49	1.42	2.60	(3.49)	(4.05)
Total from Investment Operations	.98	1.62	1.44	2.61	(3.51)	(4.06)
Distributions:						
Dividends from investment income−net	(.12)	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.39)	(1.19)
Total Distributions	(.12)	(.02)	–	–	(.39)	(1.19)
Net asset value, end of period	18.95	18.09	16.49	15.05	12.44	16.34
Total Return (%)[b]	5.45[c]	9.83	9.57	20.98	(22.20)	(19.76)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[c]	1.61	1.55	1.55	1.46	1.28
Ratio of net expenses to average net assets	.80[c]	1.61	1.55	1.55	1.46	1.28
Ratio of net investment income (loss) to average net assets	.26[c]	.71	.14	.04	(.11)	(.07)
Portfolio Turnover Rate	31.00[c]	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	25,951	27,137	30,924	30,298	21,738	21,735

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

	Six Months Ended March 31, 2006	Year Ended September 30,				
Class B Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.87	15.51	14.27	11.91	15.77	21.02
Investment Operations:						
Investment (loss)−net [a]	(.03)	(.01)	(.11)	(.11)	(.15)	(.15)
Net realized and unrealized gain (loss) on investments	.87	1.39	1.35	2.47	(3.32)	(3.91)
Total from Investment Operations	.84	1.38	1.24	2.36	(3.47)	(4.06)
Distributions:						
Dividends from investment income−net	−	(.02)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.39)	(1.19)
Total Distributions	−	(.02)	−	−	(.39)	(1.19)
Net asset value, end of period	17.71	16.87	15.51	14.27	11.91	15.77
Total Return (%) [b]	4.98[c]	8.93	8.69	19.82	(22.76)	(20.32)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.24[c]	2.43	2.39	2.41	2.22	2.03
Ratio of net expenses to average net assets	1.24[c]	2.43	2.39	2.41	2.22	2.03
Ratio of net investment (loss) to average net assets	(.18)[c]	(.08)	(.71)	(.84)	(.91)	(.81)
Portfolio Turnover Rate	31.00[c]	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	4,948	5,560	7,643	9,611	17,763	37,839

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.96	15.59	14.33	11.94	15.80	21.06
Investment Operations:						
Investment (loss)−net [a]	(.04)	(.01)	(.10)	(.10)	(.14)	(.15)
Net realized and unrealized gain (loss) on investments	.89	1.40	1.36	2.49	(3.33)	(3.92)
Total from Investment Operations	.85	1.39	1.26	2.39	(3.47)	(4.07)
Distributions:						
Dividends from investment income−net	–	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.39)	(1.19)
Total Distributions	–	(.02)	–	–	(.39)	(1.19)
Net asset value, end of period	17.81	16.96	15.59	14.33	11.94	15.80
Total Return (%) [b]	4.95[c]	8.92	8.79	20.02	(22.76)	(20.32)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.26[c]	2.38	2.26	2.30	2.19	1.99
Ratio of net expenses to average net assets	1.26[c]	2.38	2.26	2.30	2.19	1.99
Ratio of net investment (loss) to average net assets	(.21)[c]	(.06)	(.59)	(.72)	(.86)	(.78)
Portfolio Turnover Rate	31.00[c]	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	1,919	2,002	2,261	2,700	2,526	3,683

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2006 (Unaudited)	2005	2004	2003	2002	2001
			Year Ended September 30,			
Per Share Data ($):						
Net asset value, beginning of period	17.89	16.58	15.23	12.58	16.52	21.75
Investment Operations:						
Investment income (loss)–net[a]	.02	(.14)	.03	.02	(.02)	.04
Net realized and unrealized gain (loss) on investments	.92	1.45	1.32	2.63	(3.53)	(4.08)
Total from Investment Operations	.94	1.31	1.35	2.65	(3.55)	(4.04)
Distributions:						
Dividends from net realized gain on investments	(.09)	–	–	–	(.39)	(1.19)
Net asset value, end of period	18.74	17.89	16.58	15.23	12.58	16.52
Total Return (%)	5.25[b]	7.90	8.86	21.06	(22.20)	(19.51)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.93[b]	2.83	1.40	1.47	1.43	1.04
Ratio of net expenses to average net assets	.93[b]	2.83	1.40	1.47	1.43	1.04
Ratio of net investment income (loss) to average net assets	.10[b]	(.75)	.17	.11	(.11)	.18
Portfolio Turnover Rate	31.00[b]	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	11	7	1	37	31	43

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	17.21	15.76	14.52	12.16	16.11	21.41
Investment Operations:						
Investment income (loss)–net [a]	.03	.01	(.12)	(.11)	(.21)	(.09)
Net realized and unrealized gain (loss) on investments	.89	1.44	1.36	2.47	(3.35)	(4.02)
Total from Investment Operations	.92	1.45	1.24	2.36	(3.56)	(4.11)
Distributions:						
Dividends from net realized gain on investments	(.10)	–	–	–	(.39)	(1.19)
Net asset value, end of period	18.03	17.21	15.76	14.52	12.16	16.11
Total Return (%)[b]	5.33[c]	9.20	8.54	19.41	(22.84)	(20.21)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.89[c]	2.17	2.42	2.32	2.48	1.74
Ratio of net expenses to average net assets	.89[c]	2.17	2.42	2.32	2.48	1.74
Ratio of net investment income (loss) to average net assets	.17[c]	.05	(.72)	(.74)	(1.22)	(.50)
Portfolio Turnover Rate	31.00[c]	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	326	306	196	188	12	17

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, including the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective on March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

As of March 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 59 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,042,149 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2005. If not applied, $1,031,289 of the carryover expires in fiscal 2011 and $2,010,860 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2005 were as follows: ordinary income $49,984. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended March 31, 2006 the Distributor retained $1,391 and $1 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $6,470 and $67 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the

Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2006, Class B, Class C and Class T shares were charged $19,476, $7,535 and $389, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2006, Class A, Class B, Class C and Class T shares were charged $33,074, $6,492, $2,512 and $389, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $23,589 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $5,087 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $1,910 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $21,375, Rule 12b-1 distribution plan fees $4,498, shareholder services plan fees $7,123, custodian fees $1,277, chief compliance officer fees $1,910 and transfer agency per account fees $7,578.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended March 31, 2006, amounted to $10,413,358 and $13,845,155, respectively.

At March 31, 2006, accumulated net unrealized appreciation on investments was $4,021,187, consisting of $4,449,748 gross unrealized appreciation and $428,561 gross unrealized depreciation.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTES

For More Information

**Dreyfus Premier
Growth and Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0320SA0306